IR BIOSCIENCES HOLDINGS, INC.
8767 E. Via De Ventura
Suite 190
Scottsdale, Arizona 85258
(480) 922-3926

September 30, 2008

Via Edgar and Overnight Delivery

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Mail Stop 6010
Washington, DC 20549-6010

Re:           IR BioSciences Holdings, Inc.
Form 10KSB for the year ended December 31, 2007
Filed March 31, 2008
File No. 33-05384

Dear Mr. Rosenberg:

On behalf of IR BioSciences Holdings, Inc., a Delaware corporation (the “Company”), we hereby transmit this response to your comment letter of September 4, 2008 to John N. Fermanis, the Company’s Chief Financial Officer. For the convenience of the staff, each comment is repeated verbatim with the Company’s response immediately following.

Item 8A. Controls and Procedures, page 41

1.
Comment: Please revise your disclosure to explain the reason management believes that the Company's disclosure controls and procedures are effective in light of management's conclusion that the Company's internal control over financial reporting was not effective.

Response: Upon further review of the Company’s disclosure controls and procedures, the Company has concluded that such controls and procedures were ineffective in light of the Company’s ineffective internal controls over financial reporting. Pursuant to this determination, the Company has revised Item 8A in Amendment No. 1 to its Annual Report on Form 10-KSB for the year ended December 31, 2007 filed on September 25, 2008.

2.
Comment: Management has concluded that the Company's internal control over financial reporting is not effective based on its evaluation and because of "limited resources and limited number of employees." Please revise your disclosure to explain how limited resources and employees impact your internal control over financial reporting and, as required by Item 308T(a)(3) of Regulation S-K, disclose any material weaknesses identified by management in the Company's internal control over financial reporting. Also, consider explaining in your disclosure the remediation you have done or intend to do to address any material weaknesses.

Response: The Company has revised the disclosure in Item 8A in Amendment No. 1 to its Annual Report on Form 10-KSB for the year ended December 31, 2007 to provide further explanation of how its limited resources and personnel impact its internal control over financial reporting, to disclose a material weakness identified by management in the Company’s internal control over financial reporting and to include disclosure regarding remediation measures that the Company has taken and will take to address the identified material weakness.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Sincerely,

/s/ Michael K. Wilhelm_________
Michael K. Wilhelm
Chief Executive Officer, IR BioSciences Holdings, Inc.